

12010318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 32974

REPORT FOR THE PERIOD BEGINNING___1/1/11___ AND ENDING___12/31/11___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Don Alexander Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1301 W. 22nd Street; Suite 713
                        (No. and Street)

Oak Brook.   Illinois   60521
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Z. Alexander   (630) 954-2911
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
                    (Name – if individual, state last, first, middle name)

209 W. Jackson Blvd; Suite 404,   Chicago   Illinois   60606
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I,   Donald Z. Alexander   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   Don Alexander Investments, Inc.   , as of   December 31   , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

    None

Sworn and subscribed to me on the
1 St day of February, 2012.

_____
Notary Public

President
_____
Title

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Don Alexander Investments, Inc.
Oak Brook, IL 60521

We have audited the accompanying statement of financial condition of Don Alexander Investments, Inc. as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Don Alexander Investments, Inc as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Bradford R. Dooley & Associates

Chicago, Illinois
January 30, 2012

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
·AS OF DECEMBER 31, 2011

ASSETS

Cash in bank	$ 13,954
Money market investment	186,747
Securities owned, at market value	170,250
Receivable from broker/dealers	40,453
Other assets	1,400
Total assets	$ 412,804

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses		$ 52,660

Stockholders' Equity

Common stock, voting no par value; authorized 500 shares; issued and outstanding 50 shares	$ 5,000	
Common stock, non-voting, no par value; authorized 1,500 shares; issued and outstanding 10 shares	1,000	
Additional paid-in capital	21,228	
Retained earnings	332,916	
Total stockholders' equity		360,144
Total liabilities and stockholders' equity		$ 412,804

The accompanying notes to the financial statements are an integral part of this statement.

(1)   Nature of Business and Significant Accounting Policies

The Company was incorporated in Delaware on August 7, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities. Operations began approximately January 28, 1985.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that The Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis and are recorded at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities.

(1)   **Significant Accounting Policies** (cont'd)

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investments as follows:

Level 1 – Exchange Traded Equities	$ 77,548
Level 2 – Exchange Traded LP/MLP's	92,702
Total	$ 170,250

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

The Company's policy is to include cash on hand and amounts due from banks in reporting cash flows.

(2)   **Net Capital Requirement**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had adjusted net capital and net capital requirements of $320,717 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3)   **Lease Commitments**

Rent expense for the year ended was $19,790.

The Company has entered into a lease for its office premises. The future minimum annual rental payments required under operating leases that have an initial or remaining noncancellable lease term, as of December 31, 2011, are as follows:

(3)   **Lease Commitments** (cont'd)

2012	$ 13,394
Thereafter	-0-
Total	$ 13,394

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of this lease.

(4)   **S Corporation**

Effective April 1, 1985, the Company elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

(5)   **401(k)/Profit Sharing Plan**

The Company has a 401(k)/profit sharing plan covering all full-time employees who have one year of service and are age 21 or older. Contributions to the profit sharing plan are determined each year by the Board of Directors.

Employer contributions to the profit sharing plan were $36,429 for the year ended December 31, 2011. The accrued contribution payable at December 31, 2011 included with accounts payable and accrued expense was $36,429.

(6)   **Accounting For Uncertainty in Income Taxes**

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

(7)   **Subsequent Events**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through January 30, 2012, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

To the Board of Directors
Don Alexander Investments, Inc.

In planning and performing our audit of the financial statements of Don Alexander Investments, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Don Alexander Investments, Inc. for the year ended December 31, 2011 and this report does not affect our report thereon dated January 30, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
January 30, 2012